UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 7)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                             LOLA BROWN TRUST NO. 1B
                       (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 442-2156

                                    Copy to:
                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

    Transaction Valuation*                            Amount of Filing Fee**
         $36,299,250                                        $4,599.12

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 1,825,000 shares of the subject company (number of shares originally sought) by $19.89 (the purchase price per share offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B).

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of the cash offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $4,599.12      Filing Party: LOLA BROWN TRUST NO. 1B
                                                     ERNEST HOREJSI TRUST NO. 1B

Form or Registration Number: Schedule TO-T        Date Filed: September 10, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |_|  going private transaction subject to Rule 13e-3.

      |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

CUSIP No. 64126D106
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         463,200
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    463,200
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 463,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)               11.53%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

                                 AMENDMENT NO. 7
                                       TO
                                   SCHEDULE TO


This Amendment No. 7 to the Tender Offer Statement on Schedule TO is being filed by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Trust"), and amends and supplements the Tender Offer Statement initially filed with the Securities and Exchange Commission ("SEC") on September 10, 2004 by the Trust together with the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Ernest Trust" and, together with the Lola Trust, the "Trusts"), as amended by Amendment No. 1 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 1, 2004, Amendment No. 2 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 7, 2004, Amendment No. 3 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 14, 2004, Amendment No. 4 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 26, 2004, Amendment No. 5 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated November 5, 2004 and Amendment No. 6 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated January 25, 2005 (collectively, the "Original Schedule TO"). This Schedule TO relates to the Offer by the Trust to purchase up to 1,620,000 issued and outstanding shares of common stock, par value $0.0001 per share (the "shares"), of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation ("NRL"), at a price of $19.89 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest. The offer is set forth in the Amended and Restated Offer to Purchase dated May 24, 2005 (the "Restated Offer to Purchase") and in the related letter of transmittal (which, together with the Restated Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). A copy of the letter of transmittal is attached as Exhibit (a)(2) to the Original Schedule TO. A copy of the Restated Offer to Purchase is attached as Exhibit (a)(32) hereto.

Items 1 through 11 of the Original Schedule TO are hereby amended and restated in full by expressly incorporating by reference the information in the Restated Offer to Purchase, as supplemented by the information provided below with respect to those items, and Item 12 is hereby amended by the information set forth below with respect to that item. Defined terms used but not otherwise defined herein have the meanings given to them in the Restated Offer to Purchase.

Item 3.    Identity and Background of Filing Persons.

     None of the Trust or, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, the Stewart Trust or any of the persons listed on Schedule I to the Restated Offer to Purchase have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, none of the Trust or, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, the Stewart Trust or any of the persons listed on Schedule I to the Restated Offer to Purchase was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws. Mr. Horejsi, Ms. Ciciora and each person listed on
Schedule I to the Offer to Purchase are all citizens of the United States.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

     Except as described in the Restated Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between the Trust, or, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, the Stewart Trust or any of the persons listed on Schedule I to the Restated Offer to Purchase, on the one hand, and NRL or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

Item 8.    Interest in Securities of the Subject Company.

     Except as described in the Restated Offer to Purchase, none of the Trust or, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, the Stewart Trust or any of the persons listed on Schedule I to the Restated Offer to Purchase, or any associate or majority-owned subsidiary of the Trust or Badlands, Mr. Horejsi, Ms. Ciciora, the Stewart Trust or any of the persons listed on Schedule I to the Restated Offer to Purchase, beneficially owns any equity security of NRL; and except as described in the Restated Offer to Purchase, none of the Trust or, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, the Stewart Trust or any of the persons listed on
Schedule I to the Restated Offer to Purchase, or any associate or majority-owned subsidiary of the Trust or Badlands, Mr. Horejsi, Ms. Ciciora, the Stewart Trust or any of the persons listed on Schedule I to the Restated Offer to Purchase, has effected any transaction in any equity security of NRL during the past 60 days.

Item 10.    Financial Statements.

     Financial information regarding the Trust is set forth on the pages numbered F-1 to F-2 hereto.

Item 12.    Exhibits.

     The following Exhibits are added:

        Exhibit     Description

            (a)(31) Letter from  Stewart R. Horejsi to the Board of Directors of
                    Neuberger   Berman  Real  Estate  Income  Fund  Inc.   dated
                    September 9, 2004

               (32) Amended and  Restated  Offer to Purchase  dated May 24, 2005
                    Relating to the Offer to Purchase dated September 10, 2004, as Amended.

               (33) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.

               (34) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.

               (35) Press release issued May 24, 2005.

               (36) Letter from Stewart R. Horejsi to  stockholders of Neuberger
                    Berman Real Estate Income Fund Inc. dated May 24, 2005.

          (b) Cash Management Account Agreement between the Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                             LOLA BROWN TRUST NO. 1B
                              Financial Statements


                                                                    BALANCE SHEET
                                                                      (unaudited)

                                                                   as of March 31,
                                                     ---------------------------------------------
                                                             2005                    2004
                                                     ---------------------    --------------------
ASSETS
      Current Assets
          Cash                                             $   42,285,356          $   48,066,176
          Other Current Assets                                 26,501,014               8,728,040
                                                     ---------------------    --------------------
      Total Current Assets                                     68,786,370              56,794,217
      Fixed Assets                                                189,110                 178,781
      Other Assets                                            394,400,947             502,589,205
                                                     ---------------------    --------------------
TOTAL ASSETS                                                  463,376,427             559,562,204
                                                     =====================    ====================
LIABILITIES & EQUITY
      Liabilities
          Current Liabilities                                     100,282              78,077,147
                                                     ---------------------    --------------------
      Total Liabilities                                           100,282              78,077,147
      Equity                                                  463,276,144             481,485,056
                                                     ---------------------    --------------------
TOTAL LIABILITIES & EQUITY                                 $  463,376,427          $  559,562,204
                                                     =====================    ====================


                                                                 PROFIT & LOSS
                                                                  (unaudited)
                                                          Three months ended March 31,
                                                           2005                 2004
                                                     -----------------    ------------------
      Income
          Capital Gains                                     $      --         $  11,473,166
          Dividend Income                                     235,145                 1,616
          Interest Income                                     336,006               244,988
          Settlement income                                        --                42,000
                                                     -----------------    ------------------
      Total Income                                            571,151            11,761,770
      Expense
          Interest Expense                                        901               207,497
          Investment Expense                                  725,282                    --
          Tax Expense                                         550,001             2,030,000
          Other                                                45,326                21,446
                                                     -----------------    ------------------
      Total Expense                                         1,321,510             2,258,943
                                                     -----------------    ------------------
Net Income (Loss)                                        $  (750,360)          $  9,502,827
                                                     =================    ==================

                             LOLA BROWN TRUST NO. 1B
                              Financial Statements

                                  BALANCE SHEET
                                   (unaudited)
                               as of December 31,
                                                      2004                2003
                                                 ---------------     ---------------
ASSETS
      Current Assets
           Cash                                      $   72,387         $50,116,230
           Other Current Assets                      70,819,385           9,227,025
                                                 ---------------     ---------------
      Total Current Assets                           70,891,772          59,343,255
      Fixed Assets                                      189,109             178,781
      Other Assets                                  408,551,114         469,038,295
                                                 ---------------     ---------------
TOTAL ASSETS                                        479,631,997         528,560,332
                                                 ===============     ===============
LIABILITIES & EQUITY
      Liabilities
           Current Liabilities                          104,461          90,963,079
                                                 ---------------     ---------------
      Total Liabilities                                 104,461          90,963,079
      Equity                                        479,527,536         437,597,253
                                                 ---------------     ---------------
TOTAL LIABILITIES & EQUITY                         $479,631,997        $528,560,332
                                                 ===============     ===============


                                  PROFIT & LOSS
                                   (unaudited)
                             Year ended December 31,
                                                      2004                2003
                                                 ----------------    ---------------
      Income
          Capital Gains                             $ 94,595,914      $   4,932,718
          Dividend Income                             12,413,717          7,072,025
          Interest Income                              1,069,927            916,980
          Other                                          381,677              7,721
                                                 ----------------    ---------------
      Total Income                                   108,461,239         12,929,445
      Expense
          Interest Expense                               435,690          1,605,920
          Tax                                          3,612,978          1,602,652
          Other                                          925,193            115,958
                                                 ----------------    ---------------
      Total Expense                                    4,973,861          3,324,530
                                                 ----------------    ---------------
Net Income                                         $ 103,487,377      $   9,604,914
                                                 ================    ===============


                                        Ratio of Earnings to Fixed Charges
                                                   (unaudited)
                                                                               As of:
                                               March 31, 2005            December 31, 2004       December 31, 2003

Net Income (Loss)                                      $(750,360)             $103,487,377              $9,604,914
     Interest expense                                         901                 $435,960              $1,605,920
Ratio of Earnings to fixed charges                      (833.81x)                  238.38x                   6.98x
Deficiency Amount                                      $(751,261)

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2005

Lola Brown Trust No. 1B

     /s/    Stephen C. Miller
 By:  Name: Stephen C. Miller
      Title: Vice President of Badlands Trust Company,
             trustee of the Lola Brown Trust No. 1B

                                  EXHIBIT INDEX

        Exhibit    Description

           (a) (1) Offer to Purchase, dated September 10, 2004.*

               (2)  Letter of Transmittal.*

               (3)  Notice of Guaranteed Delivery.*

               (4)  Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

               (7) Summary Advertisement, as published in the Wall Street Journal on September 10, 2004.*

               (8) Supplement dated October 1, 2004 Relating to the Offer to Purchase dated September 10, 2004.*

               (9)  Copy of Complaint dated September 23, 2004.*

               (10) Letter dated  September  14, 2004 from counsel for the board of directors of NRL to Mr. Horejsi.*

               (11) Letter  dated  September  16,  2004  from the  Trusts to the special committee of the board of directors of NRL.*

               (12) Press release issued October 1, 2004.*

               (13) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (14) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (15) Press release issued October 7, 2004.*

               (16) Copy of Counter-Claims dated October 7, 2004.*

               (17) Supplement  No. 2 dated  October  14,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.*

               (18) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (19) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (20) Press release issued October 14, 2004.*

               (21) Supplement  No. 3 dated  October  26,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.*

               (22) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (23) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (24) Press release issued October 26, 2004.*

               (25) Memorandum  Opinion  dated  October  22,  2004 issued by the
                    United States District Court for the District of Maryland.*

               (26) Declaratory  Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland.*

               (27) Supplement  No. 4 dated  January  25,  2005  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.*

               (28) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (29) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (30) Press release issued January 25, 2005.*

               (31) Letter from  Stewart R. Horejsi to the Board of Directors of
                    Neuberger   Berman  Real  Estate  Income  Fund  Inc.   dated
                    September 9, 2004.

               (32) Amended and  Restated  Offer to Purchase  dated May 24, 2005
                    Relating to the Offer to Purchase dated September 10, 2004, as Amended.

               (33) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.

               (34) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.

               (35) Press release issued May 24, 2005.

               (36) Letter from Stewart R. Horejsi to  stockholders of Neuberger
                    Berman Real Estate Income Fund Inc. dated May 24, 2005.

          (b) Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

          (d)  Not Applicable

          (g)  Not Applicable

          (h)  Not Applicable


 *  Previously filed.